Exhibit 15.3

April 26, 2023

VIA EDGAR

Division of Corporate Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	PDD Holdings Inc.

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

PDD Holdings Inc. (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F.

On May 26, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the Holding Foreign Companies Accountable Act. The Company filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 25, 2022, containing an audit report issued by Ernst & Young Hua Ming LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. Ernst & Young Hua Ming LLP is a registered public accounting firm headquartered in mainland China. In December 2021, the Public Company Accounting Oversight Board (the “PCAOB”) determined that it was unable to inspect or investigate completely registered public accounting firms that were headquartered in mainland China. The PCAOB subsequently vacated this determination in December 2022.

In response to Item 16I(a) of Form 20-F, based on the following information, the Company believes it is not owned or controlled by a governmental entity in China.

Based on the public EDGAR filings made by the Company’s shareholders and the Company’s register of members, the entities affiliated with Mr. Zheng Huang, the entities affiliated with Tencent Holdings Limited, and the entities affiliated with the PDD Partnership owned 26.5%, 14.7% and 7.0% of the Company’s total issued and outstanding shares as of February 28, 2023, respectively. To the Company’s knowledge, based on an examination of the Company’s register of members and public EDGAR filings made by its shareholders, no other shareholder owned more than 5% of the Company’s outstanding shares as of February 28, 2023. Tencent Holdings Limited is a company incorporated in the Cayman Islands whose shares are listed and publicly traded on The Stock Exchange of Hong Kong Limited. Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 for more details.

In addition, the Company is not aware of any governmental entity in China that is in possession of the power, direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

Very truly yours,

PDD HOLDINGS INC.

By:	/s/ Lei Chen
Name:	Lei Chen
Title:	Chairman of the Board of Directors and Co-Chief Executive Officer

CC:	Jianchong Zhu, General Counsel, PDD Holdings Inc.

Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP